Computation of Ratio of Earnings to Fixed Charges (all amounts except ratios are shown in millions)	Exhibit 12

	Year Ended December 31,
	2006	2005		2004
Income (loss) from continuing operations before income taxes and minority interest	$60.5	$(17.8)		$62.2
Less: Equity in earnings of 50%-or-less owned companies	—	—		—
Add: Fixed charges net of capitalized interest	40.1	42.5		41.0
Add: Amortization expense of previously capitalized interest	1.2	1.2		1.2

Total earnings	$101.8	$25.9		$104.4
Fixed charges	$40.1	$42.5		$41.0
Ratio of earnings to fixed charges	2.5		(a)	2.5
(a) — Earnings were inadequate to cover fixed charges by $16.6 million in 2005.
The ratio of earnings to fixed charges is not applicable for 2008 and 2007 as a result of the redemption of the Notes on March 7, 2007.